UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WOODSIDE ENERGY GROUP LTD

(Exact name of the registrant as specified in its charter)

Australia	001-41404	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Mia Yellagonga, 11 Mount Street, Perth, Western Australia	6000
(Address of principal executive offices)	(Zip code)

Marcela Louzada

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Telephone No.: +61 (8) 9348 4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01  Resource Extraction Issuer Disclosure and Report

Woodside Energy Group Ltd (Woodside) is relying on the alternative reporting provision of Item 2.01 of Form SD.

Woodside is subject to, and publishes its Report on Payments to Governments in response to the requirements of, DTR 4.3A of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 4.3A) that implements the payments to governments requirements provided for in the EU Transparency Directive in the United Kingdom.

Woodside’s Report on Payments to Governments for the year ended December 31, 2023, was submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. It is also available on Woodside’s website at www.woodside.com. The information contained on Woodside’s website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01  Exhibits

The following exhibit is included as part of this report.

Exhibit 2.01 – Our Report on Payments to Governments for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WOODSIDE ENERGY GROUP LTD (Registrant)

By:	/s/ Graham Tiver	Date:	June 18, 2024
Name:	Graham Tiver
Title:	Chief Financial Officer